
Eco Wave Power
Nasdaq
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WAVE
NasdaqListed
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Eco Wave Power
Nasdaq
WAVE
NasdaqListed

YEAR END REPORT FOR THE YEAR ENDED
DECEMBER 31, 2021

Eco Wave Power Global AB (publ)

Introduction

In this interim report as of and for the three months and the full year periods ended December 31, 2021, the terms "Eco Wave Power Global," "Eco Wave Power," "EWPG," "EWP," "we," "our," "us," and the "Company" refer to Eco Wave Power Global AB (publ), a company organised under the laws of Sweden, and, where appropriate, its subisidaries. Until June 9, 2021, our name was EWPG Holding AB (publ). On May 31, 2021, our shareholders approved amended and restated articles of association at an extraordinary general meeting of shareholders whereby, among other things, our name was changed to Eco Wave Power Global AB (publ).

Forward-looking statements

This report contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Eco Wave is using forward-looking statements when it discusses its pipeline and expansion, its collaborations, legislation with respect to wave energy, and its potential to help New Jersey have a commercial wave energy proof of concept, that the EWP-EDF One project will officially connect to the national electrical grid, the potential introduction of Eco Wave's technology to the U.S. market, its belief that the U.S. will be one of the most important markets for Eco Wave, submission of formal application for delisting to Nasdaq First North and focus on growing in the American market. These forward-looking statements and their implications are based on the current expectations of the management of Eco Wave and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, Eco Wave undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting Eco Wave is contained under the heading "Risk Factors" in Eco Wave Power's Registration Statement on Form F-1 filed with the SEC, which is available on the SEC's website, www.sec.gov.

Risk factors

More detailed information about the risks and uncertainties affecting EWPG is contained under the heading "Risk Factors" in EWPG's Registration Statement on Form F-1 filed with the SEC, which is available on the SEC's website, www.sec.gov.

Fourth quarter of 2021[1,2]

- Operating loss increased to $-0.9 million ($-0.7 million).
- Net loss for the period decreased to $-0.52 million ($-0.75 million).
- Loss per share of $-0.01 ($-0.02).
- As of 31 December 2021, cash and cash equivalents amounted to $14.6 million ($10.7 million) and shareholders' equity amounted to $14.7 million ($10.8 million). Total number of outstanding shares amounted to 44,394,844 (35,194,844).
- Net cash used in operating activities amounted to $0.68 million ($0.58 million).
- Average number of employees of 14 (15).

Full year of 2021[1,2]

- Revenues of $0.03 million (0) from feasibility study.
- The operating loss in 2021 amounted to $-2.99 million ($-1.82 million).
- Net loss for for 2021 amounted to $-2.28 million ($-1.97 million).
- Loss per share of $-0.06 ($-0.06).
- Net cash used in operating activities amounted to $2.17 million ($2.11).
- Average number of employees of 15 (15).

Significant events in the fourth quarter ended December 31, 2021

- **EWP EDF One Project -** On October 4, 2021, Eco Wave Power Global AB (publ) ("Eco Wave Power") announced a collaboration agreement with Lesico Ltd. (TASE: LSCO) ("Lesico") to produce the eight remaining floaters for the EWP EDF One project in Israel, through its subsidiary EDF EWP One Ltd. Lesico has more than 52 years of experience in providing engineering and construction, operation and maintenance services for infrastructure projects and is involved in the research and development of clean-tech technologies in the fields of water and desalination.

- **Projects Pipeline and Penetration to New Markets -** On October 11, 2021, Eco Wave announced a Memorandum of Understanding ("MOU") with CIMC Offshore Engineering Institute Co., Ltd. ("CIMC OEI"), a wholly owned subsidiary of China International Marine Containers (Group) Co., Ltd., known as CIMC, that is dually listed on the Stock Exchange of Hong Kong and Shenzen Stock Exchange. According to the terms of the MOU, the parties will work towards the promotion of a pilot plant in the People's Republic of China based on Eco Wave Power's technology and explore possibilities for offshore application of Eco Wave Power's technology. The parties also plan to collaborate on preparing and submitting written joint submissions to various state and municipal entities in the People's Republic of China.

  In addition, it is CIMC OEI's intention to introduce Eco Wave Power to potential clients and support negotiations with CIMC OEI's existing clients and ports within the People's Republic of China, for the purpose of technology commercialization. CIMC OEI will also provide engineering services to selected projects.

- **Grants -** Inna Braverman, Founder and CEO of Eco Wave, visited Queen Mary University of London ("QMUL") to kickstart the research project for which a grant has been approved by Innovate UK – the UK's innovation agency. A grant budget of 296,787 GBP (approximately $398,702) was approved as part of the Energy Catalyst Round 8: clean energy - experimental development competition, for a project titled "Sea Wave Energy Powered Microgrid for Remote Islands and Rural Coasts", to be executed in collaboration with QMUL, the Asian Institute of Technology (AIT), and the Provincial Electricity Authority (PEA) of Thailand. The grant funding will be divided among the parties in accordance with each party's contribution to the project, and Eco Wave will be granted 103,993 GBP (approximately $139,703) and will contribute additional 44,569 GBP (approximately $59,873).

- **Awards and Recognitions -** Eco Wave Power won the *2021 Go Global Award* in the cleantech category. The International Trade Council's Go Global Awards celebrates the companies that are driving the economy forward through their innovations, technologies, and strategies.

  During COP26, The Blue Climate Initiative (BCI) announced the 21 semi-finalists for the $1 million *Ocean Innovation Prize* and Eco Wave was selected as a semi-finalist. Throughout the conference, Eco Wave Power was recognized by high profile media outlets and organizations, including Sky News, The Solar Impulse Foundation, and RE:TV by The Sustainable Markets Initiative.

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[1] Numbers in parentheses refer to outcomes during the corresponding period of the previous year.
[2] For comments on the full year of 2020 and the Parent Company -Eco Wave Power Global AB (publ)- financials, see section Financial development on page 5.

Significant events after the reporting date

- **EWP EDF One Project -** Eco Wave Power finalized the production of all floaters and supporting structures for the grid-connected EWP-EDF One project and four units have been delivered to the Jaffa Port project site in Israel, marking a key milestone in the development of this innovative wave energy array. The floaters were delivered in accordance with the collaboration agreement entered between EWP-EDF One Ltd. and Lesico. Lesico also began the installation of the first floaters to the Jaffa sea wall.

  On January 22, 2022, Eco Wave officially completed the grid connection route works for the EWP EDF One Project, pursuant to the engineering coordination permit from the Municipality of Tel-Aviv Jaffa (permit number 2020-4345) for the deployment of the grid connection works of the EWP-EDF One wave energy project.

- **EWP-OPT Collaboration -** On January 13, 2022, Eco Wave Power and Ocean Power Technologies, Inc. ("OPT") announced that they are working to utilize their complementary technologies and skills to accelerate wave energy projects pursuant to an agreement previously signed. The companies will work together on several fronts, including knowledge sharing, joint grant submissions, and collaborative assistance in entry to new markets. In addition, joint solutions can be developed utilizing each company's respective offshore and onshore technologies and leveraging OPT's offshore engineering and newly acquired robotics capabilities in Eco Wave Power's applicable projects.

- **Grants -** On January 18, 2022, Eco Wave Power announced that it has been selected as a finalist as part of a coalition with other regional stakeholders in the $1 billion Build Back Better regional challenge, led by the Los Angeles County Economic Development Corporation ("LAEDC").

  LAEDC assembled and facilitated a regional coalition of area stakeholders from government, business, nonprofits, and academia. In addition to Eco Wave Power, stakeholders include AltaSea at the Port of Los Angeles; The City of Los Angeles, led by the office of Mayor Eric Garcetti and the City Council; the Economic and Workforce Development Department (EWDD); LA Department of Water and Power (LADWP); Public Works; LA Department of Transportation; the Port of Los Angeles; Toyota Motor North America; Shell; Los Angeles Cleantech Incubator (LACI); Urban Movement Labs (UML); Santa Monica College; the Los Angeles Regional Strong Workforce Consortium of 19 area community colleges; the Entrepreneur Education Center, Inc. (EECI) in South LA; the Long Beach Economic Partnership; and PledgeLA.

- **Penetration of the U.S. Market –** On January 19, 2022, Eco Wave Power announced a newly signed collaboration agreement with AltaSea at the Port of Los Angeles. Eco Wave Power plans to implement a pilot program on the AltaSea campus, located in the Port of Los Angeles. Together, Eco Wave and AltaSea will look to secure other locations for future implementation.

- **New U.S. Legislation –** On January 20, 2022, during Eco Wave Power's bell ringing ceremony at the Nasdaq Capital Market, New Jersey State Assemblyman Robert J. Karabinchak announced his intent to introduce new legislation to include wave energy in New Jersey's Energy Master Plan and to help New Jersey become the first U.S. state or territory to have a commercial wave energy proof of concept.

- **Plan to delist from Nasdaq First North Growth Market–** On February 25, 2022, Eco Wave Power announced it plans to apply for delisting from Nasdaq First North Growth Market, as it shifts attention to its recent listing on the Nasdaq Capital Market in the United States ("Nasdaq U.S."). The formal application for delisting will be submitted to Nasdaq First North no earlier than three months from February 25, 2022.

Financial development

The Group in Q4 2021[1]

- Operating loss increased to $-0.9 million ($-0.7 million). Research and development expenses amounted to $0.15 million ($0.15 million), sales and marketing expenses amounted to $0.17 million ($0.11 million). General and administrative expenses amounted to $0.56 million ($0.43 million).
- Net loss for the period decreased to $-0.52 million ($-0.75 million).
- Loss per share of $-0.01 ($-0.02).
- As of 31 December 2021, cash and cash equivalents amounted to $14.6 million ($10.7 million) and shareholders' equity amounted to $14.7 million ($10.8 million)
- Total number of outstanding shares amounted to 44,394,844 (35,194,844).
- Cash flow from operating activities amounted to $-0.68 million ($-0.58 million).
- Average number of employees of 14 (15).

The Group in full year 2021[1]

- Revenues of $0.03 million ($0.0) from feasibility study. In addition to the Company's wave energy conversion (WEC) technology, the Company is also building out a pipeline of ancillary technology services that it may provide to its customers and other parties, such as other companies and research institutions. These services currently include feasibility studies for potential customers of WEC technology. The revenue recorded in 2021 is from a feasibility study.
- Operating loss increased to $-2.99 million ($-1.82 million). Research and development expenses amounted to $0.66 million ($0.36 million). Sales and marketing expenses amounted to $0.48 million ($0.35 million). General and administrative expenses amounted to $1.85 million ($1.1 million). 2020 general and administrative expenses were reduced by $0.12 million, pertaining to a cost item that was settled at a lower amount than reserved for.
- Net loss for the period increased to $-2.28 million ($-1.97 million).
- Loss per share of $-0.06 USD ($-0.06).
- As of 31 December 2021, cash and cash equivalents amounted to $14.6 million ($10.7 million) and shareholders' equity amounted to $14.7 million ($10.8 million)
- Total number of outstanding shares amounted to 44,394,844 (35,194,844).
- Cash flow from operating activities amounted to $-2.17 million ($-2.11 million).
- Average number of employees of 15 (15).

The Parent Company in Q4 2021

- Loss for the period amounted to $-0.09 million ($-0.19 million).
- Shareholders' equity amounted to $18 million ($12 million).

The Parent Company in full year of 2021

- Loss for the period amounted to $-0.38 million ($-0.42 million). 2020 General and administrative expenses were reduced by a one-off item by $0.12 million as noted in comments on Group above.
- Shareholders' equity amounted to $18 million ($12 million).

About Eco Wave Power Global AB (publ)

Eco Wave Power Global AB (publ) is a leading onshore wave energy technology company that developed a patented, smart and cost-efficient technology for turning ocean and sea waves into green electricity. Eco Wave Power's mission is to assist in the fight against climate change by enabling commercial power production from sea and ocean waves.

EWP is recognized as a "Pioneering Technology" by the Israel's Ministry of Energy and was labelled as an "Efficient Solution" by the Solar Impulse Foundation. EWP's project in Gibraltar has received funding from the European Union Regional Development Fund and from the European Commission's HORIZON2020 framework program, and the Company was recently recognized by the United Nations in receiving the "Climate Action Award".

Eco Wave Power Global's common shares (ticker: ECOWVE) are traded on Nasdaq First North Growth Market and its American Depository Shares (ADSs) are traded on Nasdaq US (ticker: WAVE). Read more about Eco Wave Power at: www.ecowavepower.com.

Information contained on, or that can be accessed through, our website does not constitute a part of this interim report. We have included our website address in this interim report solely as an inactive textual reference.

[1] Numbers in parentheses refer to outcomes during the corresponding period of the previous year.



A Word from the CEO

Last year was a momentous one for Eco Wave Power, one in which we expanded our addressable markets globally, listed our shares (underlying American Depository Shares), on the Nasdaq Capital Market, and continued to evangelize our innovative technologies to governments, new and potential partners, and other decision-makers around the world.

We are considerably closer to achieving our mission of changing the world one wave at a time.

I am particularly proud of our team for advancing these important initiatives despite the pandemic, which created a whole new set of challenges. We believe that the world needs our technology. There is growing recognition of the importance of wave energy, we believe, and we kept pushing towards our goals.

We have significantly progressed our soon-to-be grid connected power station, The EWP-EDF One project, in the Port of Jaffa, Israel. Currently, we have all floaters manufactured and installation of the floaters to the sea wall has begun.

We also finalized the electric route works to enable the connection of the power station to the grid.

The new wave energy array will be an improved and upgraded version of our existing technology, which will be officially operational and soon connected to the grid, in collaboration with EDF Renewables IL and investment from the Israeli Energy Ministry. This will be the first time in the history of Israel that wave energy will be officially transmitted to the national electrical grid.

We were also able to move forward with our planned project in Porto, Portugal, where we have secured the Installation and Grid Connection permit for our planned first 1MW project (part of a 20MW Concession Agreement entered with the Port of Leixões) from DGEG *(Portuguese Directorate-General for Energy and Geology)* and we have begun internal planning procedures to make the project a reality.

Recently, we hosted Portugal's Ambassador to Israel in a first-ever visit to our new power station in the Port of Jaffa, Israel. Ambassador Jorge Carbal expressed excitement at seeing our next major project come to reality in his home country.

While progressing with our existing projects, we have continued to expand our project pipeline. To date there are over 325MW of potential projects in our pipeline, with new projects being added on a regular basis. One such project is our newly signed collaboration agreement with AltaSea in the Port of Los Angeles, where Eco Wave Power plans to implement a pilot program on the AltaSea campus.

In Europe, we continue to expand our already significant project pipeline. We secured several high-profile grants, including a grant from Innovate UK, which we jointly submitted with the University of Queen Marry in London and a grant that is a part of the ILIAD consortium, by the European Green Deal. We also expect to announce some new and exciting Concession Agreements for new projects in the continent in the near future.

At the same time as we are reinforcing our technology in the European market, we are also focusing significant resources on introducing our technology to the U.S. market.

Now is the time to introduce our game-changing technology to the U.S., especially following Eco Wave Power's listing on the Nasdaq Capital Market (stock symbol: WAVE). We believe that the U.S. will be one of the most important markets for Eco Wave Power, as wave energy alone has the potential to meet 66% of all the U.S. energy needs.

The growing interest and awareness for wave energy in the United States is emphasized by the new legislation announced by New Jersey State Assemblyman Robert J. Karabinchak on January 20, 2022, during Eco Wave Power's official bell ringing ceremony on the Nasdaq Capital Market. Assemblyman Karabinchak presented his intent to introduce new legislation to include wave energy in New Jersey's Energy Master Plan and to help New Jersey become the first U.S. state or territory to have a commercial wave energy proof of concept.

Another positive indicator for Eco Wave in the United States is that we were selected as a finalist as part of a coalition with other regional stakeholders in the $1 billion Build Back Better regional challenge, led by the Los Angeles County Economic Development Corporation (LAEDC.

I believe that 2022 will be a year of significant progress, including the opening of the EWP-EDF One project in Israel, making major progress with our project in Portugal, and the announcment of new projects in Europe and the United States.

I can't wait to lead Eco Wave Power's growth and achievements. We are fully committed to changing the world one wave at a time!

Inna Braverman
Chief Executive Officer of Eco Wave Power

Consolidated key figures

USD Thousands	Three Months Ended December 31 2021	2020*	Year Ended December 31 2021	2020
Revenues (USD thousand)	-	-	31	-
Operating profit (USD thousand)	-883	-696	-2,999	-1,818
Profit (loss) for the period (USD thousand)	-524	-754	-2,280	-1,970
Cash and cash equivalents at period end (USD thousand)	14,621	10,734	14,621	10,734
Equity ratio at period end (%)	88%	85%	88%	85%
Outstanding shares at period end (million)	44	35	44	35.2
Outstanding shares on average (million)	44	35	40	35.2
Profit (loss) for the period per share (USD)	-0.01	-0.02	-0.06	-0.06
Shareholders' equity per share at period end (USD)	0.33	0.31	0.33	0.31
No. of employees on average (FTE)	14	15	15	15

*As restated – See note 2

Definitions of key figures

KEY FIGURE	DEFINITION
Cash and cash equivalents	Includes cash and cash equivalents and short-term deposits
Equity ratio (%)	Shareholders' equity divided by total assets at the end of the period.
Profit (loss) for the period per share (USD)	Profit (loss) for the period in relation to the average number of outstanding shares in the period.
Shareholders' equity per share (USD)	Shareholders' equity in relation to the number of outstanding shares at the end of the period.

Consolidated statement of loss

USD Thousands	Three Months Ended December 31 2021	2020*	Year Ended December 31 2021	2020*
REVENUES	-	-	31	-
COST OF SALES	-	-	(27)	-
GROSS MARGIN	-	-	4	-
OPERATING EXPENSES				
RESEARCH AND DEVELOPMENT EXPENSES	(148)	(147)	(664)	(366)
SALES AND MARKETING EXPENSES	(171)	(114)	(485)	(348)
GENERAL AND ADMINISTRATIVE EXPENSES	(564)	(435)	(1,854)	(1,104)
TOTAL OPERATING EXPENSES	(883)	(696)	(3,003)	(1,818)
OPERATING LOSS	(883)	(696)	(2,999)	(1,818)
FINANCIAL EXPENSES	367	(58)	728	(151)
SHARE OF NET LOSS OF JOINT VENTURE ACCOUNTED FOR USING THE EQUITY METHOD	(8)	-	(9)	-
LOSS BEFORE INCOME TAX	(524)	(754)	(2,280)	(1,969)
INCOME TAX EXPENSE				(1)
NET LOSS	(524)	(754)	(2,280)	(1,970)
ATTRIBUTABLE TO:				
THE PARENT COMPANY SHAREHOLDERS	(524)	(754)	(2,280)	(1,959)
NON-CONTROLLING INTERESTS	-	-		(11)
	(524)	(754)	(2,280)	(1,970)

	in USD			
LOSS PER COMMON SHARE – BASIC AND DILUTED	(0.01)	(0.02)	(0.06)	(0.06)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES USED IN CALCULATION OF LOSS PER COMMON SHARE	44,394,844	35,194,844	39,832,861	35,194,844

*As restated – See note 2

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated statement of comprehensive loss

USD Thousands	Three Months Ended December 31 2021	Three Months Ended December 31 2020*	Year Ended December 31 2021	Year Ended December 31 2020
LOSS FOR THE PERIOD	(524)	(754)	(2,280)	(1,970)
ITEMS THAT MAY BE RECLASSIFIED TO PROFIT OR LOSS				
EXCHANGE DIFFERENCES ON TRANSLATION OF FOREIGN OPERATIONS	(105)	(65)	(134)	(54)
ITEMS THAT WILL NOT BE RECLASSIFIED TO PROFIT OR LOSS				
EXCHANGE DIFFERENCES ON TRANSLATION TO PRESENTATION CURRENCY	(497)	1,084	(1,541)	1,451
TOTAL COMPREHENSIVE LOSS FOR THE PERIOD	(1,126)	264	(3,955)	(573)
TOTAL COMPREHENSIVE LOSS FOR THE PERIOD IS ATTRIBUTABLE TO:				
THE PARENT COMPANY SHAREHOLDERS	(1,126)	264	(3,955)	(562)
NON-CONTROLLING INTERESTS			-	(11)
	(1,126)	264	(3,955)	(573)

*As restated - See note 2

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated statement of financial position

USD Thousands	31 December 2021	31 December 2020
Assets		
NON-CURRENT ASSETS:		
Right-of-use assets, net	101	208
Property and equipment, net	1,194	1,472
Investments accounted for using the equity method	311	-
TOTAL NON-CURRENT ASSETS	1,606	1,680
CURRENT ASSETS:		
Current receivables	51	98
Prepaid expenses and accrued income	329	119
Restricted short-term bank deposits	70	68
Cash and cash equivalents	14,621	10,734
TOTAL CURRENT ASSETS	15,071	11,019
TOTAL ASSETS	16,677	12,699
Equity and liabilities		
EQUITY:		
Common shares	98	76
Share premium	22,981	15,179
Foreign currency translation reserve	(99)	1,576
Accumulated deficit	(8,316)	(6,036)
Capital and reserves attributable to Parent Company shareholders	14,664	10,795
Non-controlling interest	-	-
TOTAL EQUITY	14,664	10,795
NON-CURRENT LIABILITIES:		
Lease liabilities, net of current maturities	-	123
Long-term loans from related party, net of current maturities	882	1,062
Long-term loan other, net of current maturities	129	134
TOTAL NON-CURRENT LIABILITIES	1,011	1,319
CURRENT LIABILITIES:		
Current maturities of lease liabilities	127	96
Current maturities of long-term loans	220	-
Accounts payable and accruals:		
Trade	46	43
Other	341	330
Accrued expenses and prepaid income	268	116
TOTAL CURRENT LIABILITIES	1,002	585
TOTAL EQUITY AND LIABILITIES	16,677	12,699

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated statement of changes in equity

USD Thousands	Common shares capital	Share premium	Foreign currency translation reserve	Accumulated deficit	Total for Company's shareholders	Non- controlling interest	Total
BALANCE AT JANUARY 1, 2020	76	15,179	179	(4,077)	11,357	11	11,368
CHANGES IN THE PERIOD:							
Loss	-	-	-	(1,959)	(1,959)	(11)	(1,970)
Other comprehensive loss	-	-	1,397	-	1,397	-	1,397
Total comprehensive income for the period	-	-	1,397	(1,959)	(562)	(11)	(573)
BALANCE AT 31 DECEMBER, 2020	76	15,179	1,576	(6,036)	10,795	-	10,795
BALANCE AT JANUARY 1, 2021	76	15,179	1,576	(6,036)	10,795	-	10,795
CHANGES IN THE PERIOD:							
Loss	-	-	-	(2,280)	(2,280)	-	(2,280)
Other comprehensive loss	-	-	(1,675)	-	(1,675)	-	(1,675)
Total comprehensive income for the period	-	-	(1,675)	(2,280)	(3,955)	-	(3,955)
Transactions with shareholders in their role as owners							
Issuance of share capital in a public offerings*	22	7,802	-	-	7,824	-	7,824
Total transactions with shareholders in their role as owners	22	7,802	-	-	7,824	-	7,824
BALANCE AT 31 DECEMBER, 2021	98	22,981	(99)	(8,316)	14,664	-	14,664

* Net of issuance cost of 1,376 thousand USD.

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated cash flow statement

	Three Months Ended December 31		Year Ended December 31	
USD Thousands	2021	2020*	2021	2020
CASH FLOWS – OPERATING ACTIVITIES:				
Net loss	(524)	(754)	(2,280)	(1,970)
Adjustments for:				
Depreciation and amortization	71	31	256	123
Interest	13	12	53	54
(Increase) Decrease in prepaid expenses and other receivables	(229)	(79)	(218)	28
Increase (Decrease) in accounts payable and accruals	(14)	207	22	(342)
Net cash used in operating activities	(683)	(583)	(2,167)	(2,107)
CASH FLOWS – INVESTING ACTIVITIES:				
Investments in short-term deposits	-	2	-	48
Investment in a joint venture	(141)	-	(141)	-
Purchase of property and equipment	(1)	(31)	(13)	(177)
Net cash used in investing activities	(142)	(29)	(154)	(129)
CASH FLOWS - FINANCING ACTIVITIES:				
Issuance of share capital, net of issuance cost**	-	-	7,824	-
Principal elements of lease payments	(27)	(25)	(103)	(96)
Net cash provided by financing activities	(27)	(25)	7,721	(96)
INCREASE IN CASH AND CASH EQUIVALENTS	(852)	(637)	5,400	(2,332)
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	16,024	10,364	10,734	11,702
EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	(551)	1,007	(1,513)	1,364
CASH AND CASH EQUIVALENTS - END OF PERIOD	14,621	10,734	14,621	10,734
Investing activities financing and non-cash				
Non-cash investment in a joint venture	-7	-	-159	-

* As restated - See note 2.
** Net of issuance cost of 1,376 thousand USD.

The accompanying notes are an integral part of the consolidated financial statements.

Parent Company statement of comprehensive loss

USD Thousands	Three Months Ended December 31 2021	Three Months Ended December 31 2020	Year Ended Ended December 31 2021	Year Ended Ended December 31 2020
OPERATING EXPENSES				
SALES AND MARKETING EXPENSES	(34)	(22)	(62)	(44)
GENERAL AND ADMINISTRATIVE EXPENSES	(285)	(200)	(853)	(414)
TOTAL OPERATING EXPENSES	(319)	(222)	(915)	(458)
OPERATING LOSS	(319)	(222)	(915)	(458)
FINANCIAL INCOME, NET	225	34	530	33
NET LOSS FOR THE PERIOD	(94)	(188)	(385)	(425)
ITEMS THAT WILL NOT BE RECLASSIFIED TO PROFIT OR LOSS				
EXCHANGE DIFFERENCES ON TRANSLATION TO PRESENTATION CURRENCY	(519)	1,085	(4,885)	1,480
TOTAL COMPREHENSIVE LOSS FOR THE PERIOD	(613)	897	(5,270)	1,055

The accompanying notes are an integral part of the consolidated financial statements.

Parent Company statement of financial position

USD thousands	December 31, 2021	December 31, 2020
Assets		
NON-CURRENT ASSETS	64	70
CURRENT ASSETS	18,181	12,243
TOTAL ASSETS	18,245	12,313
Equity and liabilities		
EQUITY	18,035	12,175
CURRENT LIABILITIES	209	138
TOTAL EQUITY AND LIABILITIES	18,244	12,313

The accompanying notes are an integral part of the consolidated financial statements.

Notes to the financial reports

1. Accounting standard and basis of accounting

This interim report has been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting, and in accordance with the Swedish Annual Accounts Act. With respect to the Parent Company, this interim report has been prepared in accordance with the Swedish Annual Accounts Act and in compliance with RFR 2, Accounting for Legal Entities. This report does not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the annual report for 2020, available on the Company's website. The same accounting principles and calculation methods have been used in this report as in the annual report.

This interim report has not been reviewed by the Company's auditors.

2. Correction of errors and reclassification

As of year-end 2020 the Company has made some corrections of errors and reclassifications that have had an effect on the historical numbers that were presented in the Company's 2020 annual report which was published in Sweden on May 28, 2021. These corrections are now incorporated in this year end and Q4 2021 report. Please refer to Note 3 to the annual report 2020 published in Sweden on May 28, 2021, for more information.

3. Company information and reporting entity

Eco Wave Power Global AB (publ) (the "Company" or the "Parent Company") is a Swedish public limited liability company incorporated on March 27, 2019 and registered with the Swedish Companies Registration Office on April 17, 2019. The Company's common shares are traded on Nasdaq First North Growth Market, and the Company's American Depository Shares (the "ADSs") are traded on the Nasdaq Capital Market ("Nasdaq"). The Company's registered office is at Strandvägen 7A, 114 56 Stockholm, Sweden.

4. Establishing of the Group

The Company acquired Eco Wave Power Ltd. on June 10, 2019 through an issue in kind and then became the Parent Company of the newly formed group. At the time of acquisition, the Company had no assets or operations. The purpose of the acquisition was to incorporate the operations according to Swedish law prior to the listing on Nasdaq First North Growth Market in Stockholm. The previous shareholders of Eco Wave Power Ltd. became the majority shareholders of the Company, and the substance of the transaction is therefore that Eco Wave Power Ltd. acquired the Company. Applying the rules in IFRS 3 regarding reverse acquisitions, comparative figures are those of the group for which Eco Wave Power Ltd. is the parent company.

5. Consolidation

The "Group" or "Eco Wave Power" refers to the group for which the Company is the parent company. The Company is the parent company to wholly-owned subsidiary Eco Wave Power Ltd., reg. no. 514593722, a private limited liability company incorporated under the laws of Israel. Eco Wave Power Ltd. is the parent company of the wholly- and partially-owned subsidiaries:

- Eco Wave Power Australia PTY Ltd., reg. no. 632805353, a private limited liability company incorporated under the laws of Australia. 100% ownership.
- Eco Wave Power Gibraltar Limited, reg. no. 113264, a private limited liability company incorporated under the laws of Gibraltar. 100% ownership.
- Eco Wave Power Mexico, reg. no. 507055 a private limited liability company incorporated under the laws of Mexico. 54% ownership. This subsidiary in turn owns 99.99% of Eco Wave Manzanillo I, reg. no. 562840 a private limited liability company incorporated under the laws of Mexico.
- Suzhou Eco Wave Power Technology Co., Ltd., reg. no. 913205810942967451, a private limited liability company incorporated under the laws of the PRC. 90% ownership.
- EW PORTUGAL - WAVE ENERGY SOLUTIONS, UNIPESSOAL LDA., NIPC 516138626, a private limited liability company incorporated under the laws of Portugal. 100% ownership.

Joint venture
Eco Wave Power Ltd. owns 50% of EDF EWP One Ltd., reg. no. 516065943, a private limited liability company incorporated under the laws of Israel.

The remaining part of EWP EDF One Ltd. is owned by EDF Renewables IL in Israel. The aim is to exclusively cooperate in the development, financing, design, procurement, construction and operation of the expansion project at Jaffa Port and to evaluate further possible collaborations in wave power.

6. Risk Factors

The Group is exposed to several general and company specific risks that can impact operations and the financial performance of the Group. Management works proactively to identify, monitor and mitigate identified risks. Below is a non-exhaustive list of risks, which management considers to be material.

- Immature market for the Company's products.
- Sales and marketing efforts.
- Intellectual property rights and research and development.
- Environmental responsibility for damages.
- Permits and changes in the regulatory framework.
- The market price of the Company's share.

More detailed information about risks and uncertainties is contained under the heading "Risk Factors" in EWPG's Registration Statement on Form F-1 filed with the SEC, which is available on the SEC's website, www.sec.gov.

7. Equity

Changes in the Company's equity:

In July 2021, the Company completed an underwritten public offering of 1,000,000 ADSs, representing 8,000,000 common shares at a price to the public of $8.00 per ADS. The ADSs began trading on Nasdaq on July 1, 2021.

The Company granted A.G.P./Alliance Global Partners, the underwriter, a 30-day option to purchase up to 150,000 additional ADSs to cover over-allotments, at the public offering price, less the underwriting discounts and commissions. AGP exercised its option in full on July 1, 2021. The closing of all 1,150,000 ADSs, representing 9,200,000 common shares, occurred simultaneously.

The gross proceeds to the Company from this offering were approximately $9.2 million, before deducting underwriting discounts, commissions, and other offering expenses, including the exercise of the over-allotment option. Net proceeds were approximately $7.8 million.

8. Revenue from services

Revenues of $31,000 ($0) from feasibility study services in Asia. The Company is building out a pipeline of ancillary technology services that it may provide to its customers and other parties, such as other companies and research institutions in addition to the Company's WEC technology. These services currently include feasibility studies for potential customers of WEC technology.

9. Contingent liabilities

There has been no change to the Group contingent liabilities since December 31, 2020.

10. Forward looking statements

In this report, forward-looking statements are based on management's expectations at the time of the report. Although management considers the expectations to be reasonable, there is no guarantee that these expectations are or will prove to be correct. Accordingly, future outcomes may differ significantly from those expressed in the forward-looking statements due to such factors as changed market conditions for the Group's services and more general changes in respect of economic, market and competitive conditions, changes in regulatory requirements and other policy measures and fluctuations in exchange rates. The Group does not undertake to update or correct such forward-looking statements, other than as required by law.

Other information

The share

The common shares are listed on Nasdaq First North Growth as of July 18, 2019 (short name is ECOWVE and ISIN code is SE0012569663).

As of December 31, 2021, the total number of outstanding shares amounted to 44,394,844.

See also note 7 to the financial statements.

Certified advisor

Vator Securities is the Company's Certified Advisor on Nasdaq First North Growth Market (+46 8 580 065 99, ca@vatorsec.se).

Largest shareholders as of December 31, 2021

In the table below, the Company's largest shareholders as of December 31, 2021 are listed.

SHAREHOLDERS	SHARES/VOTES	PERCENT
David Leb	11,850,902	26.7%
Inna Braverman	11,750,000	26,5%
Pirveli Investments Ltd.	1,951,000	4.4%
Alpha Capital Anstalt*	1,781,720	4.0%
Fjärde AP-fonden	525,000	1.2%
Skandia Sverige Hållbar	267,440	0.6%
Others	16,268,782	36.5%
Total	**44,394,844**	**100.0%**

*Based on a Schedule 13G/A filed with the U.S. Securities and Exchange Commission on January 31, 2022, and which reflects holdings as of December 31, 2021.

Financial calendar

2022-05-31: Interim report for Jan-Mar 2022

For more information, please contact:
Inna Braverman, CEO
inna@ecowavepower.com
+972 350 940 17

Aharon Yehuda, CFO
aharon@ecowavepower.com
+972 362 028 07

Contact
Eco Wave Power Global AB (publ)
Strandvägen 7A, Stockholm, 11456, Sweden
Tel: +46-8-420-026-94 (calls from within Sweden)
Tel: +972-3-509-4017 (calls from outside of Sweden)

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www.ecowavepower.com